David Lubin & Associates, PLLC
5 North Village Avenue
Rockville Centre, New York 11570

November 13, 2009

Via Edgar and Federal Express
Ms. Kate Tillen
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:	Helix Wind, Corp.
Form 10-K for the fiscal year ended December 31, 2008, filed February 10, 2009
Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2008, filed August 14, 2009
Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
(File No. 000-52107)

Dear Ms. Tillen:

We are counsel to Helix Wind, Corp. (the “Company”).  We hereby submit on behalf of the Company a response to the letter of comment, dated November 12, 2009 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the Company’s response dated October  22, 2009 regarding the Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2009 (“Form 10-K”), Amendment No. 2 to the Form 10-K,  Amendment No. 1 to  the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

The Company’s responses are numbered to correspond to the numbering in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirely. We are also sending courtesy copies of this letter to you by Federal Express.

Amendment No. 2 to Form 10-K for the Fiscal Year ended December 31, 2008 filed August 14, 2009

Exhibits 31 and 32

Comment No. 1:

We note that you intend to file another amendment to your Form 10-K.  Please note that for any amendment filed to the Form 10-K, the 906 and 302 certifications must be signed by your current principal executive officer and principal financial officer.  Please also note that the amendment to the Form 10-K should also continue to be labeled as that of the shell company that originally filed the document, Clearview Acquisitions, Inc.  Please update the certifications required by Item 601(b)(31) and (32) of Regulation S-K in the amendment.

November 13, 2009

Response:

The 906 and 302 Certifications filed with the Company’s Form 10-K/A will be updated and signed by the Company’s current principal executive officer and principal financial officer.  The Form 10-K/A will continue to be labeled Clearview Acquisitions, Inc.

Amendment No. 1 to the Form 10-Q for the Quarterly Period Ended March 31, 2009 filed August 14, 2009

Financial Statements

Comment No. 2:

Please refer to prior comment 5.  We note your proposed revised disclosure of the correction of the error.  However, please revise to provide a more detailed description of the nature of the error in accordance with section 250-10-50-7 of the FASB ASC (SFAS 154).  We note the disclosure as currently stated does not provide investors with an adequate description of the errors and how they were corrected.

Response:

We have revised our proposed disclosures to be included in our amended March 31, 2009 and June 30, 2009 Forms 10-Q/A as follows:

Restatement

The accompanying consolidated financial statements for the quarter ended March 31, 2009 have been restated to reflect certain non-cash adjustments in the accounting for derivative liabilities associated with convertible debt issued during the quarter ended March 31, 2009.  More specifically, the Company corrected errors in reporting as follows:

a.
The convertible debt issued on February 11, 2009 contained certain conversion price ”reset” features which were determined not to be indexed to the Company’s stock. Therefore, the conversion feature must be accounted for as a derivative liability under generally accepted accounting principles.  The Company initially recorded the derivative liability but limited the amount to the related debt proceeds received. Upon further review, the Company determined that the derivative liability must be recorded at full fair value without limitation and made the appropriate adjustment and was charged to operations for the quarter ended March 31, 2009.

b.
Such derivative liability is required to be adjusted to fair value at each reporting period.  Accordingly, the derivative liability in (a) above was adjusted (increased) to fair value at March 31, 2009 with such increase charged to operations for the quarter ended March 31, 2009.

c.
The Company had erroneously reported loss on extinguishment of debt from the conversion of older outstanding debt into the new February 11, 2009 convertible debt as interest expense.  The March 31, 2009 statement of operations, as restated, contains a charge to loss on extinguishment of debt, representing reclassification of previously reported expense and the recording of new loss on extinguishment as a result of matter (a) above.

November 13, 2009

The effect of such adjustments on the financial statement line items as of March 31, 2009 and for the quarter then ended is summarized as follows:

Line Item	As Previously Reported	As Restated	Difference

Balance Sheet
Derivative liability	$15,194,381	$22,774,277	$7,579,896
Accumulated deficit	25,050,697	32,497,753	7,447,056

Statement of Operations
Interest expense	12,312,115	5,289,369	7,022,746
Loss on extinguishment of debt	-	12,038,787	12,038,787
Change in fair value of derivative liability	-	2,431,015	2,431,015
Net loss before provision for income taxes	22,239,710	29,686,766	7,447,056
Net loss	22,239,710	29,686,766	7,447,056
Net loss per share – basic and diluted	0.93	1.25	0.32

Statement of Cash Flows
Change in fair value of derivative liability	1,282,760	2,431,015	1,148,255
Interest in connection with derivative liability	10,611,785	5,216,547	5,395,238
Loss on extinguishment of debt	-	12,038,787	12,038,787

Restatement

The accompanying consolidated financial statements for the quarter ended and six months ended June 30, 2009 have been restated to reflect certain non-cash adjustments in the accounting for derivative liabilities associated with convertible debt issued during the six months ended June 30, 2009.  More specifically, the Company corrected errors in reporting as follows:

a.
The convertible debt issued on February 11, 2009 contained certain conversion price ”reset” features which were determined not to be indexed to the Company’s stock. Therefore, the conversion feature must be accounted for as a derivative liability under generally accepted accounting principles.  The Company initially recorded the derivative liability but limited the amount to the related debt proceeds received. Upon further review, the Company determined that the derivative liability must be recorded at full fair value without limitation and made the appropriate adjustment and was charged to operations for the quarter ended June 30, 2009.

b.
Such derivative liability is required to be adjusted to fair value at each reporting period.  Accordingly, the derivative liability in (a) above was adjusted (increased) to fair value at March 31, 2009 and at June 30, 2009, with such increase charged to operations for the respective quarter then ended.

c.
The Company had erroneously reported loss on extinguishment of debt from the conversion of older outstanding debt into the new February 11, 2009 convertible debt as interest expense.  The June 30, 2009 statement of operations, as restated, contains a charge to loss on extinguishment of debt, representing reclassification of previously reported expense and the recording of new loss on extinguishment as a result of matter (a) above.

November 13, 2009

The effect of such adjustments on the financial statement line items as of June 30, 2009 and for the quarter and six months then ended is summarized as follows:

Line Item	As Previously Reported	As Restated	Difference

Balance Sheet
Derivative liability	$27,702,516	$41,082,944	$13,380,428
Accumulated deficit	39,874,590	54,401,515	14,526,925

Statements of Operations
Interest expense - Quarter	91,284	7,711,673	7,620,389
Interest expense – Six Months	295,588	13,001,042	12,705,454
Loss on extinguishment of debt - Quarter	-	-	-
Loss on extinguishment of debt - Six Months	213,266	12,038,787	11,825,521
Change in fair value of derivative liability – Quarter	11,988,259	11,447,739	540,520
Change in fair value of derivative liability – Six Months	23,882,804	13,878,754	10,004,050
Net loss before provision for income taxes - Quarter	14,823,893	21,903,762	7,079,869
Net loss before provision for income taxes – Six Months	37,063,603	51,590,528	14,526,925
Net loss - Quarter	14,823,893	21,903,762	7,079,869
Net loss – Six Months	37,063,603	51,590,528	14,526,925
Net loss per share – basic and diluted - Quarter	0.42	0.62	0.20
Net loss per share – basic and diluted – Six Months	1.26	1.76	0.50

Statement of Cash Flows
Change in fair value of derivative liability	9,236,381	13,878,754	4,642,373
Interest in connection with derivative liability	14,646,423	12,836,936	1,809,487
Loss on extinguishment of debt	211,911	12,038,787	11,826,876

Additionally, the accompanying statement of cash flows for the six months ended June 30, 2008 has been restated to reflect the results for the proper reporting period.  The previously reported statement of cash flows for such period represented the incorrect reporting period.

November 13, 2009

Comment No. 3:

Further, please be sure to also disclose the effect of the correction on each financial statement line item, including changes in your statements of cash flows.

Response:

The Company will disclose the effect of the correction on each financial statement including the statement of cash flows as set forth in its response to Comment No. 2 above.

Derivative Liabilities

Comment No. 4:

We note from the information you provided in response to prior comment 9 that you issued the notes on various dates.  As applicable, you may summarize the information presented by disclosing the ranges used for the various assumptions of the initial valuations during each quarter.

Response:

The Company may in future filings disclose the ranges used in its fair value calculations of its notes.

Comment No. 5:

Please refer to prior comment 10.  Please reconcile for us the amounts related to the embedded conversion features and warrants recorded as loss on extinguishment of debt and interest expense with the value of the derivative liability at March 31, 2009 and June 30, 2009.  For example, please show us how the amounts recorded during the three months ended June 30, 2009 are recorded within  your roll forward of the derivative liability account.

Response:

We have summarized the information requested in the following tables which present roll-forward information for the various accounts for the periods ended March 31, 2009 and June 30, 2009.

November 13, 2009

Helix Wind, Corp.
Table of Convertible Notes, Warrants and Derivative Liabilities

DR / (CR)	BALANCE SHEET							STATEMENT OF OPERATIONS
Description of Transaction	Cash	Original Notes	Convertible Notes Payable	Discount on Convertible Notes	Derivative Liability	Common Stock	Additional Paid in Capital	Loss on Extinguish-ment	Interest Expense	Change in Fair Value of Derivative Liabilities
Beginning Balance on Original Notes	-	(2,234,579)	-	213,000	-	-	-	-	-	-
Initial Exchange Transaction	-	2,234,579	(2,234,579)	2,021,579	(6,508,060)	-	-	4,486,481	-	-
Fair value of warrants issued in connection with the initial exchange transaction	-	-	-	-	(7,553,395)	-	-	7,553,395	-	-
Issuance of Reverse Merger Notes	650,000	-	(650,000)	650,000	(1,893,081)	-	-	-	1,243,081	-
Issuance of Other Convertible Notes	75,000	-	(75,000)	75,000	(218,432)	-	-	-	143,432	-
Issuance of New Convertible Notes	340,257	-	(340,257)	340,257	(1,111,904)	-	-	-	771,647	-
Warrants issued with the various convertible notes (excluding exchange notes)	-	-	-	-	(3,058,390)	-	-	-	3,058,390	-
Mark to Market adjustment for the period	-	-	-	-	(2,431,015)	-	-	-	-	2,431,015

Balance at March 31, 2009		-	(3,299,836)	3,299,836	(22,774,277)	-	-	12,039,876	5,216,550	2,431,015

November 13, 2009

DR / (CR)	BALANCE SHEET							STATEMENT OF OPERATIONS
Description of Transaction	Cash	Original Notes	Convertible Notes Payable	Discount on Convertible Notes	Derivative Liability	Common Stock	Additional Paid in Capital	Loss on Extinguish-ment	Interest Expense	Change in Fair Value of Derivative Liabilities
Issuance of New Convertible Notes	895,108	-	(895,108)	895,108	(4,063,805)	-	-	-	3,168,697	-
Warrants issued with the new convertible notes	-	-	-	-	(4,034,638)	-	-	-	4,034,638	-
Mark to market of partial conversion of reverse merger notes	-	-	-	-	(29,797)	-	-	-	-	29,797
Partial conversion of reverse merger notes	-	-	350,000	(350,000)	1,184,097	(70)	(1,534,027)	-	350,000	-
Mark to market of partial conversion of exchange notes	-	-	-	-	(12,021)	-	-	-	-	12,021
Partial conversion of exchange notes	-	-	25,232	(25,232)	95,236	(5)	(120,463)	-	25,232	-
Mark to Market adjustment for the period	-	-	-	-	(11,447,739)	-	-	-	-	11,447,739
Balance at June 30, 2009		-	(3,819,712)	3,819,712	(41,082,944)	(75)	(1,654,490)	12,039,876	12,795,117	13,920,572

We hope the foregoing adequately responds to the Commission’s comments regarding the Company’s filings. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (516) 887-8200.

Very truly yours,

/s/ David Lubin
David Lubin

cc: Kevin Claudio